Confidential Treatment is requested by Eden Bioscience Corporation with respect to certain information in this letter, pursuant to 17 C.F.R. 200.83. Information for with confidential treatment is requested is bracketed herein.

September 15, 2005

Ms. Jill S. Davis
Branch Chief
United States Security and Exchange Commission
Division of Corporate Finance
Mail Stop 04-05
Washington, D.C. 20549-0405

RE:	Eden Bioscience Corporation
Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 25, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005, Filed May 11, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2005, Filed July 26, 2005
Comment Letter dated June 10, 2005
Response Letter dated June 23, 2005
Second Comment Letter dated July 26, 2005
Second Response Letter dated August 5, 2005
Third Comment Letter dated August 29, 2005
File No. 0-31499

Dear Ms. Davis:

This letter sets forth the responses of Eden Bioscience Corporation (the “Company”) to the comments of the Securities and Exchange Commission (“Commission”) staff relating to the filings referenced above contained in your letter dated August 29, 2005 (the “Third Comment Letter”). The Company’s responses are set forth below and are numbered to correspond to the numbers of the Third Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 40

Inventory, page 45

1.	We note your response to our prior comment three concluding that your entire inventory is appropriately classified as a current asset based on your sales forecasts. Please explain what consideration you gave to the historical differences in your sales forecasts to actual sales. We note your indication on page 10 of your Form 10Q for the fiscal quarter ended June 30, 2005, that sales of new products produced over 50% of your total revenue for the period. Additionally we note there has been about a 12% increase in inventory since your 2004 fiscal year end, while your disclosure also indicates sales are expected to significantly decline in the second half of 2005. Please provide to us your sales forecasts for fiscal years 2003 through 2005. Please confirm to us that inventory held at the end of fiscal year 2004 will be substantially sold in fiscal year 2005, if that is your belief. Please explain how your forecasts were a reliable bases to determine the classification of inventory in view of historical variation from actual, and address how you considered your trend of declining sales in your conclusion.

Ms. Jill S. Davis United States Securities and Exchange Commission Division of Corporation Finance September 15, 2005	Confidential Treatment Requested By Eden Bioscience Corporation Pursuant to 17 C.F.R 200.83

Company response:

Each year sales forecasts are prepared by our technical sales representatives for their sales territory. In preparing their sales forecasts, the technical sales representatives consider many factors including actual sales history as compared to prior sales forecasts, existing distributor inventory, target crop market size, normal growth rates, distributor forecasts, user feedback, new markets (e.g. expansion into Spain, China, South Korea, Taiwan, Turkey, Greece, Columbia, and South Africa), expanded product acceptance (e.g. increases in the use of Messenger in cotton and tobacco in the United States), positive field trial results, price reductions believed to significantly stimulate sales growth, and launch of new products in large row crop markets.

The sales forecasts prepared by our technical and sales representatives were considered a reliable basis for determining the classification of inventory at the time they were made because our sales people knew their territory, target, crops, customers, history and opportunity better than anyone in our company and they are well qualified and have years of experience in sales of agricultural chemical products in their Eden sales territories.  Because of their expertise, we relied on their understanding of the markets and customer behavior in preparing our forecast and in making decisions about product manufacturing to meet these forecast.  Based on their experience, our future growth projections were considered reasonable because of the small base of target acres we were treating.  As an example, we estimated that a 10% market share of targeted crops would represent approximately six million ounces of Messenger and our 2001 grower usage of 595,000 ounces represented 1% of our target market.  Our sales people’s previous experience suggested that a 10% market share could be reached within the 3 to 5 year range.  In hindsight, these projections may have been realistic for substitute technology that replaced existing inputs but were overly optimistic for a new technology that was an additional input over and above standard practices.  Regardless, based on input from successful and experienced participants in the market, we believed the forecasts were reasonable at the time of classification and our subsequent actions (e.g. the production of more inventory) support that we believed they were reasonable.

At the time of the development of the 2003 forecasts we did not believe that a trend of declining sales had been established as we had only one year of sales decline. During the development of the 2004 forecasts we had experienced 2 consecutive years of decline, however, we believed the additional considerations discussed above provided a reasonable basis to support the increased sales levels. Additionally, while our sales have decreased from 2002 to 2004, Messenger usage by growers has increased each year. The reason our Messenger sales to distributors have declined is due to the high level of Messenger in the trade channel and the significant amount of Messenger given to distributors in 2004.

Ms. Jill S. Davis United States Securities and Exchange Commission Division of Corporation Finance September 15, 2005	Confidential Treatment Requested By Eden Bioscience Corporation Pursuant to 17 C.F.R 200.83

Based on the completion of our 2005 sales forecast process, we began manufacturing ProAct in January 2005. This is the primary driver behind the 12% increase in inventory since December 31, 2004. At December 31, 2004 we believed that inventory was properly classified as current because we believed it would be substantially sold in 2005. At this time, we do not believe that inventory held at the end of fiscal year 2004 will be substantially sold in fiscal year 2005. We believe the primary reason for this shortfall is extremely poor weather conditions in Spain which negatively affected Messenger sales in the first half of 2005. The shortfall in Spain is part of the reason new product sales produced over 50% of our sales in 2005. While our sales will be lower in second half of 2005 than the first half of 2005 as expected, they are expected to be higher than the second half of 2004. Declines in sales in the second half of the year are due to the normal seasonality of agricultural industry.

Please see sales forecasts for 2003, 2004 and 2005 at Exhibit A.

2.	We are continuing to consider your responses to our prior comments four and five regarding revenue recognition of your product sales to distributors. Please tell us whether you might be required to replace product held by distributors in the event the products shelf life expires because of your product warranty provisions to end users. Clarify if there has occurred or could arise any circumstance where the distributor sell expired product to an end user obligating you to replace product or refund the cost by virtue of your product warranty.

Company response:

In response the first question regarding replacement of product due to shelf life expiration, we have never encountered this situation, nor do we anticipate encountering such a situation. In response to the second question, no, a circumstance has not occurred, nor do we believe a circumstance could arise, where the distributor sells expired product to an end user obligating us to replace product or refund the cost by virtue of our product warranty.

Revenues, page 46.

3.	We note your response to our prior comment 4 clarifying that you do not provide marketing support, warehousing and delivery, and information exchange in connection with your sales to distributors, rather these allowances represent actual cash payments or obligations. It is our understanding, based on your response and disclosures on page 46 of your filing, that these costs are incurred by the distributors subsequent to the sales transaction. Please address the following:

Ms. Jill S. Davis United States Securities and Exchange Commission Division of Corporation Finance September 15, 2005	Confidential Treatment Requested By Eden Bioscience Corporation Pursuant to 17 C.F.R 200.83

a.	Provide us with a schedule of your estimated allowances and corresponding actual sales by customer comparing and contrasting your estimate to actual costs for each period presented. Include in your schedule the corresponding estimate of future costs accumulating for products which remain unsold by the distributors. This schedule should provide a sales total for each period presented which agrees to your total sales.

Company response:

Please see schedules of actual sales by customer, estimated sales allowances, actual sales allowances, sales allowances not paid and estimate of future costs accumulating for products which remain unsold by the distributors at Exhibit B. The Company does not have any obligation related to future costs accumulating for products which remain unsold by the distributors.

b.	Summarize how you generally formulated your computation of your estimates including the assumptions you considered.

Company response:

Please see Exhibit B.

c.	Clarify the remedies the distributor has in the event you do not pay them for these costs.

Company response:

We believe the distributor’s only remedy would be to seek payment from us through legal means.

d.	As previously requested, describe in detail the nature of the “sales incentives” related to cash payments for marketing support, warehousing and delivery, and information exchange.

Company response:

Please see description of sales allowances at Exhibit B.

Ms. Jill S. Davis United States Securities and Exchange Commission Division of Corporation Finance September 15, 2005	Confidential Treatment Requested By Eden Bioscience Corporation Pursuant to 17 C.F.R 200.83

Please contact Brad Powell at (425) 984-2120 if you have questions regarding our responses to your comments on the financial statements and related matters.

Sincerely,

/s/ Rhett Atkins	/s/ Bradley S. Powell
Rhett Atkins	Bradley S. Powell
Chief Executive Officer	Chief Financial Officer

Ms. Jill S. Davis United States Securities and Exchange Commission Division of Corporation Finance September 15, 2005	Confidential Treatment Requested By Eden Bioscience Corporation Pursuant to 17 C.F.R 200.83

Confidential treatment requested for bracketed information below (Request A)

Exhibit A

Sales Forecasts

At December 31, 2002, the sales forecast for 2003 prepared by our sales representatives was $[*] or approximately [*] ounces of Messenger/Messenger STS in various package sizes.

At December 31, 2003, the sales forecast for 2004 prepared by our sales representatives was $[*] or approximately [*] ounces of Messenger/Messenger STS in various package sizes.

At December 31, 2004, the sales forecast for 2005 prepared by our sales representatives was $[*] or approximately [*] ounces of Messenger/Messenger STS, N-Hibit and ProAct.

Eden Bioscience Corporation requests that the bracketed information contained in Request A be treated as confidential information and that timely notice be provided to Bradley S. Powell before the Commission permits any disclosure of the indicated information.

A-1

Ms. Jill S. Davis United States Securities and Exchange Commission Division of Corporation Finance September 15, 2005	Confidential Treatment Requested By Eden Bioscience Corporation Pursuant to 17 C.F.R 200.83

Confidential treatment requested for bracketed information below (Request B)

Exhibit B

Schedule of Actual Sales by Customer, Estimated Sales Allowances,
Actual Sales Allowances Paid, Sales Allowances Not Paid and Estimate of Future
Costs Accumulating for Products Which Remain Unsold by the Distributors

For the Year-Ended December 31, 2004

Customer	Gross Product Sales	Estimated Sales Allowance	Actual Sales Allowance	Net Product Sales	Estimated Future Costs Accumulating for Products Which Remain Unsold
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a

Totals	1,074,368	129,861	[ * ]	944,507

Elimination of previously recorded sales allowance liabilities				95,237

Product sales, net of sales allowances				1,039,744

     [*]

Eden Bioscience Corporation requests that the bracketed information contained in Request B be treated as confidential information and that timely notice be provided to Bradley S. Powell before the Commission permits any disclosure of the indicated information.

Ms. Jill S. Davis United States Securities and Exchange Commission Division of Corporation Finance September 15, 2005	Confidential Treatment Requested By Eden Bioscience Corporation Pursuant to 17 C.F.R 200.83

Confidential treatment requested for bracketed information below (Request B)

For the Year-Ended December 31, 2003

Customer	Gross Product Sales	Estimated Sales Allowance	Actual Sales Allowance	Net Product Sales	Estimated Future Costs Accumulating for Products Which Remain Unsold
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a

Totals	1,739,917	94,121	[ * ]	1,645,796

Elimination of previously recorded sales allowance liabilities				126,301

Product sales, net of sales allowances				1,772,097

     [*]

Eden Bioscience Corporation requests that the bracketed information contained in Request B be treated as confidential information and that timely notice be provided to Bradley S. Powell before the Commission permits any disclosure of the indicated information.

Ms. Jill S. Davis United States Securities and Exchange Commission Division of Corporation Finance September 15, 2005	Confidential Treatment Requested By Eden Bioscience Corporation Pursuant to 17 C.F.R 200.83

Confidential treatment requested for bracketed information below (Request B)

For the Year-Ended December 31, 2002

Customer	Gross Product Sales	Estimated Sales Allowance	Actual Sales Allowance	Net Product Sales	Estimated Future Costs Accumulating for Products Which Remain Unsold
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a
[ * ]	[ * ]	[ * ]	[ * ]	[ * ]	n/a

Totals	2,418,050	511,385	[ * ]	1,906,665

     [*]

Eden Bioscience Corporation requests that the bracketed information contained in Request B be treated as confidential information and that timely notice be provided to Bradley S. Powell before the Commission permits any disclosure of the indicated information.